SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: March. 27, 2007	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Press Release

Exhibit 1.1

Contacts:
In Taiwan, R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	646-536-7006
s.k._chen@chipmos.com	dpasquale@theruthgroup.com

ChipMOS AND SILICONWARE CLOSE SHARE PURCHASE

AND SUBSCRIPTION TRANSACTION

Hsinchu, Taiwan, March 27, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (Nasdaq: IMOS) announced today that the Company, ChipMOS TECHNOLOGIES, INC. (“ChipMOS Taiwan”) and Siliconware Precision Industries Co., Ltd. (TAIEX: 2325; Nasdaq; SPIL) completed a previously announced share purchase and subscription transaction (the “Transaction”). ChipMOS Taiwan became a 99.2%-owned subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD., and Siliconware owned approximately 14.7% of ChipMOS TECHNOLOGIES (Bermuda) LTD.

Under the transaction, ChipMOS and its Taiwan subsidiary, ChipMOS Taiwan, purchased 100% of Siliconware’s equity interest in ChipMOS Taiwan at US$0.75 per share for an aggregate amount of approximately US$191 million. Under the transaction, SPIL also subscribed to 12,174,998 newly issued common shares of ChipMOS through a private placement at US$6.28 per share for an aggregate amount of approximately US$76 million.

In connection with the Transaction, SPIL has agreed not to sell or otherwise transfer any of the Company’s common shares it acquired in the Transaction for a period of nine months after the closing of the Transaction, and the Company granted to SPIL certain rights to require the Company to register its common shares for sale under the U.S. Securities Act of 1933, as amended.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We believe this is a compelling transaction for ChipMOS, Siliconware, and our shareholders. This is in-line with our efforts to streamline the ownership structure of ChipMOS and our continued efforts to maximize return on investment for our shareholders.”

ChipMOS Taiwan was incorporated in Taiwan in July 1997. Its operations consist of the testing and assembly of semiconductors, as well as gold bumping and memory module manufacturing. In 2006, on a stand-alone basis, ChipMOS Taiwan had net income of NT$4,138.3 million unaudited.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.